[This reference is to an article from CNBC available at https://www.cnbc.com/2018/05/15/morgan-stanley-slashes-its-price-target-for-tesla-on-profitability-worries.html ]

[This reference is to an article from Bloomberg available at https://www.bloomberg.com/news/articles/2018-05-16/tesla-board-opposition-builds-as-proxy-firm-slams-bad-governance]

[This reference is to an article from Bloomberg available at  https://www.bloomberg.com/news/articles/2018-05-17/tesla-may-require-10-billion-in-funding-by-2020-goldman-says ]

 [This reference is to an article from Bloomberg available at  https://www.bloomberg.com/news/articles/2018-05-18/musk-keeping-board-buddy-in-limbo-shows-tesla-s-governance-gap ]

[This reference is to an article from Forbes available at https://www.forbes.com/sites/jimcollins/2018/05/14/tesla-executives-continue-to-flee-as-the-company-goes-rogue-with-its-balance-sheet/2/#5493262b7911  ]